June 4, 2020

Via EDGAR

Division of Corporation Finance Office of Life Sciences Attn: Laura Crotty U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Daré Bioscience, Inc. Registration Statement on Form S-3 Filed May 15, 2020 File No. 333-238299
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, Daré Bioscience, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement to 9:00 a.m., Eastern Time, on Monday, June 8, 2020, or as soon thereafter as practicable.

Daré Bioscience, Inc.

/s/ Lisa Walters-Hoffert
Lisa Walters-Hoffert
Chief Financial Officer